October 15, 2019

Mr. Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., AD 5C

Washington, D.C. 20549-3561

Dear Mr. Jones:

On behalf of our client, Toyota Motor Corporation (the “Company”), a company incorporated under the laws of Japan, we are filing through EDGAR Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) relating to the statutory share exchange for shares of common stock of Misawa Homes Co., Ltd.

If you have any questions regarding the Registration Statement, please contact me at toshiro.mochizuki@shearman.com, +81 3 5251 0210, or Masahisa Ikeda at mikeda@shearman.com, +81 3 5251 1601.

Thank you for your time and attention.

Very truly yours,

/s/ Toshiro Mochizuki
Toshiro Mochizuki

cc: Mr. Masayoshi Hachisuka, Accounting & Finance Division, Toyota Motor Corporation